SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F   T       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No   T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 24, 2012 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated April 24, 2012, the Company reported that the Board of Directors called an Ordinary and Extraordinary General Shareholders' Meeting to be held on May 23rd, 2012, at 13:00 h., at its corporate head office located at Bolívar 108 1 Floor CABA, to consider the following agenda:

1.- Appointment of two shareholders to sign the minutes of the meeting.

2.- Partial reversal of the balances, according to balance sheet dated June 30th, 2011, of the accounts “Reserves for New Projects” up to the amount of $27,891,563 and “Retained Earnings” up to the amount of $71.108.437. – Consideration of payment of a cash dividend charged to such accounts up to the amount of $ 99,000,000. – Authorizations.

Note: In order to attend the meeting a certificate of the book-entry shares account held by Caja de Valores S.A shall be obtained at 25 de Mayo 362 C.A.B.A. and presented for its registration and deposit at Florida 537, 18 Floor C.A.B.A.(4322-0033) from 10 to 18 h. until 05.17.2012 inclusively. The Shareholders' Meeting shall be both ordinary and extraordinary in nature, a quorum of 60% being required.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: April 27, 2012